UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: December 2014                                                                                     Commission File Number: 1-14830

GILDAN ACTIVEWEAR INC.
(Translation of Registrant’s name into English)

600 de Maisonneuve Boulevard West
33rd Floor
Montréal, Québec
Canada H3A 3J2
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GILDAN ACTIVEWEAR INC.
Date: December 8, 2014	By:	/s/ Lindsay Matthews
		Name:	Lindsay Matthews
		Title:	Vice-President, General Counsel and Corporate Secretary
SEC 1815 (04-09)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	NCIB – Private Agreements - News Release